Mail Stop 3561

      October 27, 2005

Mr. Michael D. James
Vice President & Chief Financial Officer
Amcon Distributing Company
7405 Irvington Road
Omaha, NE 68122

	RE:	Form 10-K/A (Amendment No. 1) for the
      Fiscal Year Ended September 24, 2004
		Form 10-Q/A (Amendment No. 1) for the
      Quarter Ended December 31, 2004
		Form 10-Q for the Quarter Ended June 30, 2005
      File No. 1-15589

Dear Mr. James:

		We have reviewed the amended filings referred to in your response letter dated July 8, 2005 and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A (Amendment No. 1) for the Year Ended September 30,
2004

Annual Report
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-5

1. We note you have chosen to disclose separately the cash flows relating to discontinued operations. The reconciliation of net income to net cash flows from operating activities should begin with net income as required by paragraphs 28 and 29 of SFAS 95. Please revise future filings accordingly.

Notes to Condensed Consolidated Unaudited Financial Statements
Note 5.  Earnings (Loss) Per Share, page F-19

2. We note that your computation of diluted earnings per share available to common shareholders from continuing operations for the year ended September 24, 2004 as presented is anti-dilutive. Please advise or revise your calculation of diluted earnings per share to comply with the guidance in paragraph 15 of FAS 128. Please also revise your presentation of diluted earnings per share on the face of your consolidated statements of operations and related disclosures throughout the report. In addition, please similarly revise the earnings per share calculations and related disclosures in your Form
10-Q for the quarter ended June 30, 2005 and Form 10-Q/A
(Amendment
No. 1) for the quarter ended December 31, 2004.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Bill Thompson at (202) 551-3344 or Donna Di
Silvio at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

	Sincerely,



								Michael A. Moran
								Branch Chief

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Mr. Michael D. James
Amcon Distributing Company
October 27, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE